UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-38765

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PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.

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(Translation of registrant’s name into English)

Room 603, 6th Floor, Dingxin Building
27 Guangqumen Nei Street, Dongcheng District
Beijing, People’s Republic of China, 100062

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Explanatory Note:

The Registrant is filing this Report on Form 6-K to provide its proxy statement for its 2022 extraordinary general meeting of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Puhui Wealth Investment Management Co., Ltd.
(Registrant)
Date: October 31, 2022	By:	/s/ Zhe Ji
Zhe Ji
Chief Executive Officer and Chairman of the Board

EXHIBIT INDEX

Exhibit Number	Description
99.1	Notice and Proxy Statement for the 2022 Extraordinary General Meeting of Shareholders
99.2	Form of Proxy Card for the 2022 Extraordinary General Meeting of Shareholders